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creator of brands, digital driver, social pioneer, marketing innovator, story maker, and designer of experiences that delight and deliver

San Francisco Bay Area · Contact info

500+ connections

Silicon Drive

University of Virginia

Experience

Managing Partner & Creative Director
Silicon Drive
Feb 2016 – Present · 5 yrs 10 mos
Greater Los Angeles Area

Silicon Drive is a high performance marketing and creative team. Recognizing that creating business strategy, executing marketing tactics, and developing effective creative materials are difficult for growing brands, Silicon Drive acts as an addition to existing teams, filling in holes or scaling as large as is needed. We have helped over 40 companies scale their goals, driven revenues from $0 to $250MM and implemented product and marketing strategies to close Seed through Series C investments.

The power of of our team comes from years of corporate and startup experience le ...see more

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Board Member
Tap Systems Inc. (#TapWithUs)
Jul 2019 – Present · 2 yrs 5 mos
Los Angeles, California

TAP is one of the most innovative endeavors to present itself to the wearable, augmented reality and virtual reality markets, allowing users to input text, data, and control into a multitude of device applications. TAP created an innovative alphabet interface to enable much quicker text input combined with mouse-like control to enable next-generation inte ...see more

Vice President, Creative
Livongo · Full-time
Apr 2019 – Jan 2021 · 1 yr 10 mos
San Francisco Bay Area

Led a team of talented creators and marketing professionals to develop, enhance, and extend the brand and narrative of an innovative healthcare technology company through its record-breaking IPO to its record-breaking $18.5B acquisition by Teladoc Health. Led the evolution of the Teladoc Health brand narrative to include chronic care and consumer-driven he ...see more

Head of Content and Marketing
MotoAmerica
Jun 2017 – Jan 2019 · 1 yr 8 mos
Greater Los Angeles Area

MotoAmerica is currently the fastest growing motorsport in the world. It wasn't before. Creating the event profile, developing a content team, shaping the promotional strategy and supporting the growth of an emerging media strategy has led to unprecedented sports marketing growth while maintaining the engagement of the core audience. MotoAn ...see more

Co-Founder & CEO
Vidiam
Jun 2011 – Mar 2016 · 4 yrs 10 mos
Los Angeles, CA

Conceived, designed and developed a self-serve social media platform designed for musical artists, producers and influencers to optimize media distribution and brand development. Entering into an exploding electronic dance music (EDM) market in 2013, Vidiam took advantage of close industry relationships, a natively digital audience, and extreme ...see more

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Show 5 more experiences

Education

University of Virginia
BA, Sociology/Economics
1987 – 1991

Old Dominion University - College of Business and Public Administration
Mass Communications (Independent MBA Track)
1995 – 1997

Licenses & certifications

Apple Brand Certification
Apple
Issued Jun 2005 · No Expiration Date

 **Apple User Experience Design**
Apple, Inc.

 **Subject Matter Expert, Social Media**
Apple, Inc.